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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Little Squaw Gold Mining Company
(Name of Issuer)
Common Stock
(Title of Class of Securities)
537522104
(CUSIP Number)
Forza Capital Management, LLC
2754 NW Crossing Drive, Suite 205
Bend, OR 97701
541.385.5076
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 30, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	537522104

1	NAMES OF REPORTING PERSONS: Forza Capital Management, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		8,565,622

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,565,622

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,565,622

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	23.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	537522104

1	NAMES OF REPORTING PERSONS: Forza Partners, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		6,161,722

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,161,722

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,161,722

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	16.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	537522104

1	NAMES OF REPORTING PERSONS: David Atkinson

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		8,565,622

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,565,622

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,565,622

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	23.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	537522104

1	NAMES OF REPORTING PERSONS: James Frazier

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		8,565,622

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,565,622

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,565,622

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	23.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

SCHEDULE 13D
     This Amendment No. 3 (the “Amendment”) to Schedule 13D (the “Schedule 13D”) is being filed on behalf of Forza Capital Management, L.L.C., a Delaware limited liability company (“Forza Capital”), Forza Partners, L.P., a Delaware limited partnership (“Forza Partners”), David Atkinson and James Frazier (Messrs. Atkinson and Frazier, together with Forza Capital and Forza Partners, the “Filers”). David Atkinson and James Frazier are the principals of Forza Capital. Forza Capital is the general partner of Forza Partners and Forza Partners II, L.P., a Delaware limited partnership (“Forza Partners II”). The Schedule 13D relates to shares of common stock, par value $0.10 per share (“Common Stock”) of Little Squaw Gold Mining Company, an Alaska corporation (the “Issuer”) held by Forza Partners, Forza Partners II and in Managed Accounts (as defined below) for which Forza Capital serves as investment manager and has the power to dispose of the Common Stock held in such Managed Accounts.
     As reported previously by the Filers, Forza Capital serves as investment manager for a separate managed account that holds Common Stock of the Issuer (“Managed Account 1”). This Amendment is being filed in part to report the inclusion of an additional separate managed account for which Forza Capital serves as investment manager and that holds Common Stock of the Issuer (“Managed Account 2” and together with Managed Account 1, the “Managed Accounts”). Managed Account 2 holds 1,800,000 shares of Common Stock.
     This Amendment is being filed to amend Items 3, 5 and 7 of the Schedule 13D.
Item 3. Source and Amount of Funds
          As of the date hereof, the Filers had invested in Common Stock of the Issuer in the amount of: $3,957,892.37 through Forza Partners and Forza Partners II. In addition, Forza Capital and Messrs. Atkinson and Frazier have voting and/or dispositive power over Common Stock held in the Managed Accounts. Currently, 6,161,722 shares of Common Stock are held by Forza Partners, 3,900 shares of Common Stock are held by Forza Partners II and 2,400,000 shares of Common Stock are held in the Managed Accounts. The source of funds held by Forza Partners and Forza Partners II is the working capital of the Filers.
Item 5. Interest in Securities of the Issuer
          (a) As of the date hereof:
1. Forza Capital and Messrs. Atkinson and Frazier may be deemed to beneficially own 8,565,622 shares of Common Stock of the Issuer, which represents 23.5% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) 8,565,622, the number of shares of Common Stock beneficially owned by Forza Capital and Messrs. Atkinson and Frazier as of the date hereof (which was calculated by adding (a) 5,586,916, the number of shares of Common Stock held by Forza Partners plus (b) 574,806, the number of shares of Common Stock issuable upon conversion of warrants held by Forza Partners plus (c) 3,900, the number of Shares of Common Stock held by Forza Partners II plus (d) 2,400,000, the number of shares of Common Stock held in the Managed Accounts), by (ii) 36,455,172 shares of outstanding Common

Stock (which was calculated by adding (x) 35,880,366, the number of shares of Common Stock outstanding as of March 8, 2007, based upon the Issuer’s Form 10-KSB filed with the Securities and Exchange Commission on March 22, 2007 plus (y) 574,806, the number of shares of Common Stock issuable upon conversion of warrants held by Forza Partners).
2. Forza Partners may be deemed to beneficially own 6,161,722 shares of Common Stock of the Issuer, which represents 16.9% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) 6,161,722, the number shares of Common Stock beneficially owned by Forza Partners as of the date hereof (which was calculated by adding (a) 5,586,916, the number of shares of Common Stock held by Forza Partners plus (b) 574,806, the number of shares of Common Stock issuable upon conversion of warrants held by Forza Partners), by (ii) 36,455,172 shares of outstanding Common Stock (which was calculated by adding (x) 35,880,366, the number of shares of Common Stock outstanding as of March 8, 2007, based upon the Issuer’s Form 10-KSB filed with the Securities and Exchange Commission on March 22, 2007 plus (y) 574,806, the number of shares of Common Stock issuable upon conversion of warrants held by Forza Partners).
          (b) Forza Capital, as general partner of Forza Partners and Forza Partners II, has the power to vote and/or dispose of the 6,161,722 shares of Common Stock held by Forza Partners, the 3,900 shares of Common Stock held by Forza Partners II, and as the investment manager for the Managed Accounts, has the power to vote and/or dispose of the 2,400,000 Shares of Common Stock held in the Managed Accounts. Forza Partners has the power to vote and/or dispose of the 6,161,722 shares of Common Stock it holds. As the principals of Forza Capital, Messrs. Atkinson and Frazier may direct the vote and/or disposition of the 6,161,722 shares of Common Stock held by Forza Partners and the 3,900 shares of Common Stock held by Forza Partners II, and have the power to vote and/or dispose of the 2,400,000 Shares of Common Stock held in the Managed Accounts.
          The filing of this statement on Schedule 13D shall not be construed as an admission that the Filers are for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares of Common Stock held by Forza Partners, Forza Partners II or the Managed Accounts. Pursuant to Rule 13d-4, the Filers disclaim all such beneficial ownership.
          (c) The transactions in the Issuer’s securities by the Filers from the date sixty days prior to this Amendment are listed as Annex A attached hereto and made a part hereof, unless such transactions were previously reported on the Schedule 13D.
          (d) Not Applicable.
          (e) Not Applicable.
Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, between Forza Capital, Forza Partners, David Atkinson and James Frazier.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: April 3, 2007

FORZA CAPITAL MANAGEMENT, L.L.C.

By:	/s/ James Frazier

Name:	James Frazier
Title:	Member

and

By:	/s/ David Atkinson

Name:	David Atkinson
Title:	Member

FORZA CAPITAL PARTNERS, L.P. By: Forza Capital Management, L.L.C., its general partner

By:	/s/ James Frazier

Name:	James Frazier
Title:	Member

and

By:	/s/ David Atkinson

Name:	David Atkinson
Title:	Member

/s/ James Frazier

James Frazier

/s/ David Atkinson

David Atkinson

ANNEX A

Transaction		Number of Shares	Price per
Date	Account	Purchased/(Sold)	Share
3/26/2007	Forza Partners II	100	$1.10
3/30/2007	Forza Partners	8,600	$1.065
3/30/2007	Forza Partners	10,000	$1.06
* Note, the beneficial owner of Managed Account 1 deposited an additional 200,000 shares of Common Stock of the Issuer into Managed Account 1 on March 28, 2007. Also, as reported above, since the date of the Filer’s Amendment No. 2 to Schedule 13D, Forza Capital entered into investment management agreement with Managed Account 2, the beneficial owner of which deposited 1,800,000 shares of Common Stock of the Issuer into Managed Account 2 on March 30, 2007.